FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	May 14, 2013	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2013

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2013

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2013	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	36

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I. Corporate Information

(1)  Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended March 31, 2013	Three months ended March 31, 2012	Year ended December 31, 2012

Net sales	816,653	829,240	3,479,788

Income before income taxes	60,255	92,724	342,557

Net income attributable to Canon Inc.	40,913	61,538	224,564

Comprehensive income	128,372	133,927	351,778

Canon Inc. stockholders’ equity	2,643,526	2,556,380	2,598,026

Total equity	2,800,598	2,714,589	2,754,302

Total assets	3,934,093	3,949,681	3,955,503

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	35.49	51.53	191.34

Diluted (yen)	35.49	51.53	191.34

Canon Inc. stockholders’ equity to total assets (%)	67.2	64.7	65.7

Cash flows from operating activities	55,414	56,126	384,077

Cash flows from investing activities	(73,403)	(77,875)	(212,740)

Cash flows from financing activities	(84,061)	(131,316)	(319,739)

Cash and cash equivalents at end of period	592,992	645,484	666,678

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)    Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 281 consolidated subsidiaries and 9 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the three months ended March 31, 2013.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2013.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2013

No material contracts were entered into during the three months ended March 31, 2013.

(3)	Operating Results

Looking back at the global economy in the first quarter of 2013, the pace of economic recovery from last year remained sluggish. The United States saw signs of improvement in such economic indicators as housing prices and the unemployment rate, while in Europe the economy slowed further due to a sense of unease over a possible recurrence of the financial crisis in Southern European nations. The speed of economic expansion in emerging countries such as China, India and Russia declined as a consequence of the worldwide economic slowdown. In Japan, despite improvements in consumer and business sentiment, the real economy failed to match expectations. Although the U.S. economy gave indications of a recovery, the global economy overall remained flat.

As for the markets in which Canon operates amid these conditions, demand for multifunction devices (MFDs) declined due to economic uncertainty and a deceleration in economic growth in emerging countries, while demand for laser printers decreased due to the sluggish economy. Demand for interchangeable lens digital cameras displayed strong growth all over the world, while demand for digital compact cameras continued to shrink both in developed countries and emerging countries. Overall demand for inkjet printers also waned due to the weak economy in Europe and other factors. In the industry and others sector, demand for semiconductor lithography equipment remained flat due to restrained capital expenditure for memory devices, while lithography equipment used in the production of flat panel displays (FPD) continued facing sluggish demand for large-size panels despite the healthy market for mid- and small-size panels used mainly in smartphones and tablet PCs.

The average value of the yen during the quarter was ¥92.76 against the U.S. dollar, a year-on-year depreciation of approximately ¥13, and ¥122.35 against the euro, a year-on-year depreciation of approximately ¥18.

Despite the steady sales growth of competitively priced products such as MFDs and laser printers, as well as increased sales volume of inkjet printers, and the positive effect of favorable currency exchange rates, net sales for the quarter declined 1.5% year on year to ¥816.7 billion, owing to decreased demand for digital compact cameras and industrial equipment. The gross profit ratio rose 0.2 points year on year to 47.3%, thanks to the depreciation of the yen. Although Canon carried out Group-wide efforts to thoroughly reduce spending, operating expenses increased 7.4% year on year to ¥331.1 billion due to the negative effect of the depreciation of the yen. Consequently, first-quarter operating profit decreased by 33.8% to ¥54.8 billion compared with the corresponding period of the previous year. Other income decreased by ¥4.6 billion for the first quarter from the year-ago period due to a decrease in foreign currency exchange gains, and income before income taxes declined by 35.0% year on year to ¥60.3 billion. Net income attributable to Canon Inc. decreased by 33.5% to ¥40.9 billion for the period.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥35.49, a decrease of ¥16.04 compared with the corresponding quarter of the previous year.

(3)	Operating Results (continued)

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, although the sales performance of color MFDs, led by the image RUNNER ADVANCE C5200/C2200 series, increased from the year-ago period, total sales volume for both color and monochrome models decreased slightly due to a deterioration in business confidence in the United States and Asia. Sales of the Océ VarioPrint 135 series, which was jointly developed by Canon and Océ for production printing, showed solid growth. Laser printers recorded a slight increase in sales volume year on year owing to sales expansion efforts centered on new products introduced last year offering exceptional environmental performance through such features as energy-saving functions and quiet operation. As a result, sales for the business unit totaled ¥464.2 billion, an increase of 6.0% year on year, while operating profit totaled ¥60.1 billion an increase of 13.7%.

Within the Imaging System Business Unit, sales volume of interchangeable lens digital cameras declined year on year mainly due to the decrease in the concentration of supply on Canon in the market during the year-ago period, as a consequence of the flooding in Thailand in the prior year. Canon, however, maintained to lead in the global market share. As for digital compact cameras, sales volume declined from the previous year due to the market slowdown and the increasing popularity of smartphones. With regard to inkjet printers, new products featuring improved designs and operability in addition to enhanced print quality and other basic functionality were recognized by the market, leading to a significant increase in sales volume from the year-ago period despite the sluggish market as a whole. As a result of the above, sales for the business unit declined by 1.8% to ¥298.1 billion, while operating profit totaled ¥28.5 billion, a decrease of 39.1%.

In the Industry and Others Business Unit, sales volume of semiconductor lithography equipment declined from the previous year due to the restrained capital expenditure for memory devices although investment in semiconductor lithography equipment to produce image sensors and in-car devices showed steady growth. As for FPD lithography equipment, shrinking demand for equipment used in the production of large-size panels, an area in which Canon excels, continued to pose challenging conditions. Consequently, sales for the segment totaled ¥75.1 billion, a decrease of 31.6%, while operating profit decreased ¥11.5 billion, posting a loss of ¥7.5 billion.

(3)	Operating Results (continued)

First-quarter results by major geographic area are summarized as follows:

Japan

Due to a decrease in sales of industry and others caused by the restrained capital expenditure for semiconductor lithography equipment, net sales in Japan for the first quarter declined 10.7% from the year-ago period to ¥597.6 billion. Operating profit decreased 12.1% year on year to ¥63.8 billion for the quarter.

Net sales outside Japan increased in Europe and Americas due to the solid sales growth of inkjet printer along with the effects of depreciation of the yen. On the other hand, net sales decreased in Asia-Oceania, owing to the sluggish economy in emerging economies.

Americas

Despite the sales decline of digital compact cameras from the previous year due to the increasing popularity of smartphones, robust sales increase of inkjet printers, along with the depreciation of the yen against the U.S. dollar, caused sales increase for the first quarter by 9.3% from the year-ago period to ¥232.0 billion. Operating profit for the quarter totaled ¥3.3 billion, a decrease of 21.4% year on year.

Europe

Although the sales of interchangeable lens digital cameras and digital compact cameras dipped, amid the situation of increasing uncertainty in European economy, sales of inkjet printers and MFDs showed steady sales growth. As a result of those, as well as the effect of depreciation of the yen, sales for the first quarter increased by 5.3% from the same period of the previous year to ¥258.5 billion. Operating profit for the quarter, however, posted a loss of ¥6.0 billion due to an increase of operating expenses by the negative effect of the depreciation of the yen.

Asia and Oceania

Sales of interchangeable lens digital cameras, which have been an engine for solid growth in Asia and Oceania showed slowdown in growth. In addition to it, sales of digital compact cameras and laser printers faced harsh conditions. Inkjet printers, on the other hand, showed steady sales growth. As a consequence of above, as well as positive impact of depreciation of the yen, sales decreased by 1.9% to ¥359.2 billion for the first quarter. Operating profit in Asia and Oceania decreased 31.9% to ¥14.2 billion for the quarter.

(3)	Operating Results (continued)

Cash Flows

During the first quarter of 2013, although net income attributable to Canon Inc. decreased ¥20.6 billion, cash flow from operating activities totaled ¥55.4 billion, a decline of only ¥0.7 billion compared with the corresponding period of the previous year owing to improvements in working capital through such means as increasing the collection of accounts receivable. Due to capital investment focused on new products, cash flow from investing activities decreased ¥4.5 billion year on year, totaling ¥73.4 billion. Accordingly, free cash flow totaled negative ¥18.0 billion, an increase of ¥3.8 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥84.1 billion, mainly arising from the dividend payout. Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥73.7 billion year on year to ¥593.0 billion.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2013.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2013 totaled ¥73.5 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the three months ended March 31, 2013.

(2)    Prospect of Capital Investment in the First Quarter of Fiscal 2013

The new construction of property, plant and equipment, which had been in progress as of December 31, 2012 and was completed during the three months ended March 31, 2013, is as follows:

Name and location	Principal activities and products manufactured	Date of completion

Canon U.S.A., Inc. New York, U.S.A.	New headquarter office Regional marketing subsidiary	January 2013

Canon Business Machines (Philippines), Inc. Batangas, Philippines	Laser printers (Office Business Unit)	February 2013

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first quarter of 2013. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first quarter of 2013.

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2013

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2013
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of March 31, 2013

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 180,973,200	-

Shares with full voting rights (Others)	1,150,983,500	11,509,835

Fractional unit shares (Note)	1,806,764	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,509,835

Note:

In “Fractional unit shares” under “Number of shares,” 18 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	180,973,200	13.57%

Total	180,973,200	13.57%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2012 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2012 and the end of this quarter.

IV. Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents (Note 14)	592,992	666,678
Short-term investments (Note 2)	37,670	28,322
Trade receivables, net (Note 3)	512,031	573,375
Inventories (Note 4)	588,633	551,623
Prepaid expenses and other current assets (Notes 10 and 14)	288,673	262,258

Total current assets	2,019,999	2,082,256

Noncurrent receivables (Note 11)	20,786	19,702
Investments (Note 2)	56,729	56,617
Property, plant and equipment, net (Note 5)	1,280,986	1,260,364
Intangible assets, net	137,363	135,736
Other assets (Note 14)	418,230	400,828

Total assets	3,934,093	3,955,503

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2013	December 31, 2012
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	1,690	1,866
Trade payables (Note 6)	314,144	325,235
Accrued income taxes	34,435	60,057
Accrued expenses (Note 11)	277,810	291,348
Other current liabilities (Note 10)	139,022	165,929

Total current liabilities	767,101	844,435
Long-term debt, excluding current installments	1,784	2,117
Accrued pension and severance cost	277,444	272,131
Other noncurrent liabilities	87,166	82,518

Total liabilities	1,133,495	1,201,201

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,182	401,547
Legal reserve	62,092	61,663
Retained earnings	3,098,776	3,138,976
Accumulated other comprehensive income (loss) (Note 8)	(281,610)	(367,249)
Treasury stock, at cost	(811,676)	(811,673)
(Number of shares)	(180,973,218)	(180,972,173)

Total Canon Inc. stockholders’ equity	2,643,526	2,598,026
Noncontrolling interests (Note 7)	157,072	156,276

Total equity (Note 7)	2,800,598	2,754,302

Total liabilities and equity	3,934,093	3,955,503

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2013	Three months ended March 31, 2012

Net sales	816,653	829,240

Cost of sales	430,740	438,342

Gross profit	385,913	390,898

Operating expenses:
Selling, general and administrative expenses (Note 14)	257,624	236,188
Research and development expenses	73,516	72,031

	331,140	308,219

Operating profit	54,773	82,679

Other income (deductions):
Interest and dividend income	1,036	1,562
Interest expense	(105)	(109)
Other, net (Notes 10, 13 and 14)	4,551	8,592

	5,482	10,045

Income before income taxes	60,255	92,724

Income taxes	18,528	29,114

Consolidated net income	41,727	63,610

Less: Net income attributable to noncontrolling interests	814	2,072

Net income attributable to Canon Inc.	40,913	61,538

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	35.49	51.53
Diluted	35.49	51.53

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2013	Three months ended March 31, 2012

Consolidated net income	41,727	63,610
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	85,600	70,358
Net unrealized gains and losses on securities	1,126	3,997
Net gains and losses on derivative instruments	935	(4,375)
Pension liability adjustments	(1,016)	337

	86,645	70,317

Comprehensive income (Note 7)	128,372	133,927
Less: Comprehensive income attributable to noncontrolling interests	1,628	2,916

Comprehensive income attributable to Canon Inc.	126,744	131,011

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2013	Three months ended March 31, 2012
Cash flows from operating activities:
Consolidated net income	41,727	63,610
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	64,340	59,873
Loss on disposal of fixed assets	2,126	5,699
Deferred income taxes	460	610
Decrease in trade receivables	88,732	50,816
Increase in inventories	(7,022)	(50,537)
Decrease in trade payables	(43,565)	(26,698)
Decrease in accrued income taxes	(26,212)	(3,353)
Decrease in accrued expenses	(26,782)	(12,808)
Increase (decrease) in accrued (prepaid) pension and severance cost	(1,136)	121
Other, net	(37,254)	(31,207)

Net cash provided by operating activities	55,414	56,126

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(62,826)	(77,271)
Proceeds from sale of fixed assets (Note 5)	785	768
Purchases of available-for-sale securities	(155)	(75)
Proceeds from sale and maturity of available-for-sale securities	1,662	105
Increase in time deposits, net	(7,408)	(583)
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)
Purchases of other investments	(209)	(103)
Other, net	(338)	(12)

Net cash used in investing activities	(73,403)	(77,875)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	490	347
Repayments of long-term debt	(988)	(465)
Increase (decrease) in short-term loans, net	(532)	1,873
Dividends paid	(80,695)	(72,092)
Repurchases of treasury stock, net	(4)	(49,992)
Other, net	(2,332)	(10,987)

Net cash used in financing activities	(84,061)	(131,316)

Effect of exchange rate changes on cash and cash equivalents	28,364	25,322

Net change in cash and cash equivalents	(73,686)	(127,743)

Cash and cash equivalents at beginning of period	666,678	773,227

Cash and cash equivalents at end of period	592,992	645,484

Supplemental disclosure for cash flow information: Cash paid during the period for:
Interest	68	134
Income taxes	53,449	39,681

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of March 31, 2013 and December 31, 2012 are summarized as follows:

	March 31, 2013	December 31, 2012
Consolidated subsidiaries	281	275
Affiliated companies	9	9

Total	290	284

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recently Issued Accounting Guidance

In February 2013, the FASB issued an amendment which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. Canon adopted this amended guidance from the quarter beginning January 1, 2013. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 8 of the Notes to Consolidated Financial Statements.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at March 31, 2013 and December 31, 2012 were as follows:

	Millions of yen
	March 31, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	20	-	-	20

Noncurrent:
Government bonds	191	-	-	191
Corporate bonds	562	14	28	548
Fund trusts	37	-	1	36
Equity securities	13,913	8,556	167	22,302

	14,703	8,570	196	23,077

	Millions of yen
	December 31, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	30	-	-	30

Noncurrent:
Government bonds	181	-	-	181
Corporate bonds	590	-	30	560
Fund trusts	1,192	43	1	1,234
Equity securities	14,866	7,033	564	21,335

	16,829	7,076	595	23,310

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at March 31, 2013:

	Millions of yen
	Cost	Fair value
Due within one year	20	20
Due after one year through five years	9	9
Due after five years through ten years	781	766

	810	795

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥978 million and ¥29 million for the three months ended March 31, 2013 and 2012, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil and ¥966 million for the three months ended March 31, 2013 and 2012, respectively.

At March 31, 2013, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥37,650 million and ¥28,292 million at March 31, 2013 and December 31, 2012, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,803 million and ¥14,808 million at March 31, 2013 and December 31, 2012, respectively. These investments were not evaluated for impairment at March 31, 2013 and December 31, 2012, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2013	December 31, 2012

Notes	12,907	17,207
Accounts	512,596	569,138
Less allowance for doubtful receivables	(13,472)	(12,970)

	512,031	573,375

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2013	December 31, 2012

Finished goods	400,472	391,194
Work in process	169,228	139,923
Raw materials	18,933	20,506

	588,633	551,623

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2013	December 31, 2012

Land	275,073	272,233
Buildings	1,505,931	1,447,838
Machinery and equipment	1,644,455	1,586,827
Construction in progress	86,506	112,919

	3,511,965	3,419,817
Less accumulated depreciation	(2,230,979)	(2,159,453)

	1,280,986	1,260,364

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2013	December 31, 2012

Notes	11,307	11,971
Accounts	302,837	313,264

	314,144	325,235

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2013 and 2012 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2012	2,598,026	156,276	2,754,302

Dividends paid to Canon Inc. stockholders	(80,695)	-	(80,695)
Dividends paid to noncontrolling interests	-	(1,523)	(1,523)
Equity transactions with noncontrolling interests and other	(549)	691	142

Comprehensive income:
Net income	40,913	814	41,727
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	85,182	418	85,600
Net unrealized gains and losses on securities	793	333	1,126
Net gains and losses on derivative instruments	935	-	935
Pension liability adjustments	(1,079)	63	(1,016)

Total comprehensive income	126,744	1,628	128,372

Balance at March 31, 2013	2,643,526	157,072	2,800,598

Balance at December 31, 2011	2,551,132	162,535	2,713,667
Dividends paid to Canon Inc. stockholders	(72,092)	-	(72,092)
Dividends paid to noncontrolling interests	-	(1,243)	(1,243)
Equity transactions with noncontrolling interests and other	(3,679)	(5,999)	(9,678)

Comprehensive income:
Net income	61,538	2,072	63,610
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	69,719	639	70,358
Net unrealized gains and losses on securities	3,799	198	3,997
Net gains and losses on derivative instruments	(4,374)	(1)	(4,375)
Pension liability adjustments	329	8	337

Total comprehensive income	131,011	2,916	133,927

Repurchase of treasury stock, net	(49,992)	-	(49,992)

Balance at March 31, 2012	2,556,380	158,209	2,714,589

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) are as follows:

Three months ended March 31, 2013

	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
	(Millions of yen)
Balance at December 31, 2012	(247,734)	4,146	(4,462)	(119,199)	(367,249)
Equity transactions with noncontrolling interests and other	(74)	-	(2)	(116)	(192)
Other comprehensive income (loss) before reclassifications	85,182	1,634	(2,599)	(1,276)	82,941
Amounts reclassified from accumulated other comprehensive income (loss)	-	(841)	3,534	197	2,890

Net change during the period	85,108	793	933	(1,195)	85,639

Balance at March 31, 2013	(162,626)	4,939	(3,529)	(120,394)	(281,610)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Three months ended March 31, 2013

	Amount reclassified from accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
(Millions of yen)
Unrealized gains and losses on securities	(978)	Other, net
	131	Income taxes

	(847)	Consolidated net income
	6	Net income attributable to noncontrolling interests

	(841)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	5,660	Other, net
	(2,126)	Income taxes

	3,534	Consolidated net income
	-	Net income attributable to noncontrolling interests

	3,534	Net income attributable to Canon Inc.

Pension liability adjustments	353	*2
	(91)	Income taxes

	262	Consolidated net income
	(65)	Net income attributable to noncontrolling interests

	197	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,890

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended March 31, 2013 and 2012 is as follows:

	Millions of yen
	Three months ended March 31, 2013	Three months ended March 31, 2012
Net income attributable to Canon Inc.	40,913	61,538

	Number of shares
	Three months ended March 31, 2013	Three months ended March 31, 2012
Average common shares outstanding	1,152,790,956	1,194,271,942
Effect of dilutive securities:
Stock options	15,091	52,805

Diluted common shares outstanding	1,152,806,047	1,194,324,747

	Yen
	Three months ended March 31, 2013	Three months ended March 31, 2012
Net income attributable to Canon Inc. stockholders per share:
Basic	35.49	51.53
Diluted	35.49	51.53

The computation of diluted net income attributable to Canon Inc. stockholders per share for the three months ended March 31, 2013 and 2012 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2013 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2013 and December 31, 2012 are set forth below:

	Millions of yen
	March 31, 2013	December 31, 2012
To sell foreign currencies	343,556	420,272
To buy foreign currencies	58,093	66,563

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2013 and December 31, 2012.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2013	December 31, 2012
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	774	443
Liabilities:
Foreign exchange contracts	Other current liabilities	554	4,472

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2013	December 31, 2012
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,632	388
Liabilities:
Foreign exchange contracts	Other current liabilities	2,714	21,021

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2013 and 2012.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,532	Other, net	(5,660)	Other, net	(25)

	Millions of yen
Three months ended March 31, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(7,261)	Other, net	923	Other, net	(85)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(23,033)

	Millions of yen
Three months ended March 31, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(15,319)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2013, commitments outstanding for the purchase of property, plant and equipment approximated ¥38,338 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥68,985 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,839 million and ¥13,313 million at March 31, 2013 and December 31, 2012, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥22,614 million (within one year) and ¥50,624 million (after one year), at March 31, 2013.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥12,956 million at March 31, 2013. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2013 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2013 and 2012 is summarized as follows:

Three months ended March 31, 2013

Millions of yen
Balance at December 31, 2012	12,163
Addition	3,838
Utilization	(3,996)
Other	(727)

Balance at March 31, 2013	11,278

Three months ended March 31, 2012

Millions of yen
Balance at December 31, 2011	11,691
Addition	5,090
Utilization	(4,551)
Other	(429)

Balance at March 31, 2012	11,801

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2013 and December 31, 2012 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	March 31, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(3,429)	(3,429)	(3,664)	(3,654)
Foreign exchange contracts:
Assets	2,406	2,406	831	831
Liabilities	(3,268)	(3,268)	(25,493)	(25,493)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 13.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2013 and December 31, 2012, one customer accounted for approximately 18% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	-	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2013 and December 31, 2012.

	Millions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	115,254	-	115,254
Available-for-sale (current):
Corporate bonds	20	-	-	20
Available-for-sale (noncurrent):
Government bonds	191	-	-	191
Corporate bonds	-	126	422	548
Fund trusts	10	26	-	36
Equity securities	22,302	-	-	22,302
Derivatives	-	2,406	-	2,406

Total assets	22,523	117,812	422	140,757

Liabilities:
Derivatives	-	3,268	-	3,268

Total liabilities	-	3,268	-	3,268

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	141,729	-	141,729
Available-for-sale (current):
Corporate bonds	30	-	-	30
Available-for-sale (noncurrent):
Government bonds	181	-	-	181
Corporate bonds	-	116	444	560
Fund trusts	159	1,075	-	1,234
Equity securities	21,335	-	-	21,335
Derivatives	-	831	-	831

Total assets	21,705	143,751	444	165,900

Liabilities:
Derivatives	-	25,493	-	25,493

Total liabilities	-	25,493	-	25,493

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended March 31, 2013 and 2012.

Three months ended March 31, 2013

Millions of yen
Balance at December 31, 2012	444
Total gains or losses (realized or unrealized):
Included in earnings	2
Included in other comprehensive income (loss)	2
Purchases, issuances and settlements	(26)

Balance at March 31, 2013	422

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

Three months ended March 31, 2012

Millions of yen
Balance at December 31, 2011	454
Total gains or losses (realized or unrealized):
Included in earnings	(2)
Included in other comprehensive income (loss)	12
Purchases, issuances and settlements	(19)

Balance at March 31, 2012	445

Gains and losses included in earnings are mainly related to corporate bonds still held at March 31, 2013 and 2012, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2013 and 2012, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net gains of ¥3,182 million and ¥9,307 million for the three months ended March 31, 2013 and 2012, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥10,603 million and ¥14,432 million for the three months ended March 31, 2013 and 2012, respectively.

Shipping and handling costs totaled ¥10,766 million and ¥9,353 million for the three months ended March 31, 2013 and 2012, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥115,254 million and ¥141,729 million at March 31, 2013 and December 31, 2012, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥222,764 million and ¥196,969 million at March 31, 2013 and 2012, respectively. Finance receivables which are individually evaluated for impairment at March 31, 2013 and 2012 are not significant.

The activity in the allowance for credit losses is as follows:

Three months ended March 31, 2013

Millions of yen

Balance at December 31, 2012	6,908

Charge-offs	(291)

Provision	792

Other	(84)

Balance at March 31, 2013	7,325

Three months ended March 31, 2012

Millions of yen

Balance at December 31, 2011	7,039

Charge-offs	(371)

Provision	362

Other	141

Balance at March 31, 2012	7,171

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at March 31, 2013 and December 31, 2012 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) /

Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Inkjet printers / Large-format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

Flat panel display (FPD) lithography equipment /

Digital radiography systems / Ophthalmic equipment /

Vacuum thin-film deposition equipment/

Organic LED (OLED) panel manufacturing equipment/ Die bonders /

Micromotors / Network cameras /Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2013 and 2012 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:
Net sales:
External customers	462,130	297,927	56,596	–	816,653
Intersegment	2,076	180	18,471	(20,727)	–

Total	464,206	298,107	75,067	(20,727)	816,653
Operating cost and expenses	404,135	269,626	82,603	5,516	761,880

Operating profit	60,071	28,481	(7,536)	(26,243)	54,773

2012:
Net sales:
External customers	436,926	303,017	89,297	–	829,240
Intersegment	1,113	459	20,485	(22,057)	–

Total	438,039	303,476	109,782	(22,057)	829,240
Operating cost and expenses	385,193	256,742	105,789	(1,163)	746,561

Operating profit	52,846	46,734	3,993	(20,894)	82,679

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

Information by major geographic area for the three months ended March 31, 2013 and 2012 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2013:
Net sales:	159,718	232,002	246,365	178,568	816,653

2012:
Net sales:	176,875	210,348	244,453	197,564	829,240

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the three months ended March 31, 2013 and 2012.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:
Net sales:
External customers	171,874	229,375	246,729	168,675	–	816,653
Intersegment	425,726	2,578	11,731	190,528	(630,563)	–

Total	597,600	231,953	258,460	359,203	(630,563)	816,653
Operating cost and expenses	533,827	228,627	264,474	345,014	(610,062)	761,880

Operating profit	63,773	3,326	(6,014)	14,189	(20,501)	54,773

2012:
Net sales:
External customers	209,215	207,002	244,036	168,987	–	829,240
Intersegment	460,173	5,218	1,526	197,206	(664,123)	–

Total	669,388	212,220	245,562	366,193	(664,123)	829,240
Operating cost and expenses	596,832	207,988	234,669	345,344	(638,272)	746,561

Operating profit	72,556	4,232	10,893	20,849	(25,851)	82,679

(2)	Other Information

None.